Filed Pursuant to Rule 433
Registration No: 333-134553

15YR NC 2YR Lehman Range Note

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	Moody’s A1/ S&P A+/ Fitch AA–(1)
Issue Size:	$2,500,000
CUSIP:	5252M0DG9
Trade Date:	February 7, 2008
Issue Date:	February 22, 2008
Maturity Date:	February 22, 2023, subject to Issuer’s Call Option and/or the exercise of the Survivor’s Option
Issue Price:	100.0%
Redemption Price:	100.0%
Interest Rate:	From and including the Issue Date to but excluding February 22, 2009: 8.40% From and including February 22, 2009 to but excluding the Maturity Date: 8.40% x Interest Accrual Factor
Day Count Basis / Business Day Convention:	30/360, Modified following, Unadjusted

(1) Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Interest Payment Dates:	Quarterly on the 22nd of each February, May, August, and November, commencing May 22, 2008, subject to Issuer’s Call Option
Interest Accrual Factor:

For any Interest Period from and including February 22, 2009, the number of calendar days (including non Business Days) during that Interest Period in respect of which 6m USD LIBOR REF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier, divided by the total number of calendar days (including non Business Days) in such Interest Period.

Lower LIBOR Barrier:	0.00%
Upper LIBOR Barrier:	6.50%
6m USD LIBORREF:

For any day within an Interest Period from and including February 22, 2009, the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London business day, on the immediately preceding London business day), subject to the Rate Cut Off.

Rate Cut Off:	6m USD LIBOR REF for any days within an Interest Period from and including the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.
Survivor’s Option:

Upon request by the authorized representative of the beneficial owner of the notes, Lehman Brothers Holdings Inc. will repay those notes prior to the Maturity Date following the death of the beneficial owner of the notes, provided such notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to limits set by Lehman Brothers Holdings Inc. on:
• the permitted dollar amount of total exercises by all holders of all Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, in any calendar year; and
• the permitted dollar amount of an individual exercise by a holder of any Medium-Term Note, Series I, that includes a Survivor’s Option, without regard to series or tranches, in any calendar year.
For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.
Business Days:	New York and London

Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after February 22, 2010, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the note by the Issuer.

Denominations:	$1,000 / $1,000
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.
Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$30.00	$970.00
	Total	$2,500,000	$75,000	$2,425,000
	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions of $30.00 per $1,000 principal amount, or 3.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors:

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as variable debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. intends to take the position that a noteholder should include interest payments in income as they are received or accrued in accordance with such noteholder’s method of accounting for tax purposes. However, noteholders should consult their own tax advisors regarding the tax treatment of the notes, including the effect of the Survivor’s Option.

Historical Levels of 6-Month LIBOR

The following table, showing the historical level of 6m USD LIBORREF in effect on the Trade Date and on the hypothetical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on 6m USD LIBORREF in effect on each day during the related Interest Period.  The historical experience of 6m USD LIBORREF should not be taken as an indication of the future performance of 6m USD LIBORREF during the term of the notes. Fluctuations in the level of 6m USD LIBORREF make the notes’ effective Interest Rate difficult to predict and can result in an effective Interest Rate to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Date	6m USD LIBORREF (%)
2/7/2008	2.98
11/22/2007	4.86
8/22/2007	5.37
5/22/2007	5.38
2/22/2007	5.39
11/22/2006	5.37
8/22/2006	5.46
5/22/2006	5.31
2/22/2006	4.96
11/22/2005	4.59
8/22/2005	4.05
5/23/2005	3.52
2/22/2005	3.11
11/22/2004	2.58
8/23/2004	1.95
5/24/2004	1.59
2/23/2004	1.18
11/24/2003	1.23
8/22/2003	1.20
5/22/2003	1.22
2/24/2003	1.34
11/22/2002	1.47
8/22/2002	1.78
5/22/2002	2.08
2/22/2002	2.04
11/23/2001	2.22
8/22/2001	3.51
5/22/2001	4.08
2/22/2001	5.18
11/22/2000	6.70
8/22/2000	6.83
5/22/2000	7.04
2/22/2000	6.35
11/22/1999	6.03
8/23/1999	5.88

5/24/1999	5.18
2/22/1999	5.06
11/23/1998	5.12
8/24/1998	5.69
5/22/1998	5.78
2/23/1998	5.63
11/24/1997	5.91
8/22/1997	5.84
5/22/1997	5.94
2/24/1997	5.56
11/22/1996	5.53
8/22/1996	5.69
5/22/1996	5.56
2/22/1996	5.19
11/22/1995	5.69
8/22/1995	6.00
5/22/1995	6.19
2/22/1995	6.44
11/22/1994	6.38
8/22/1994	5.31
5/23/1994	5.00
2/22/1994	3.88
11/22/1993	3.56
8/23/1993	3.44
5/24/1993	3.44
2/22/1993	3.31

Description of Survivor’s Option

Upon request by the authorized representative of the beneficial owner of the notes, Lehman Brothers Holdings Inc. will repay those notes prior to the Maturity Date following the death of the beneficial owner of the notes (the ‘‘Survivor’s Option’’), provided such notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.  Upon the valid exercise of the Survivor’s Option and the proper tender of the note for repayment, Lehman Brothers Holdings Inc. will repay that note, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the note plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive payment of the principal of the note.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in a note having the Survivor’s Option: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by Lehman Brothers Holdings Inc. upon request.  However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

If the ownership interest in a note having the Survivor’s Option is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of that note will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of the trustee. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of such note for purposes of the Survivor’s Option.

Lehman Brothers Holdings Inc. has the discretionary right to limit the aggregate principal amount of Medium-Term Notes, Series I, without regard to series or tranches, as to which exercises of the Survivor’s Option will be accepted by it  from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to the greater of $1,000,000 or 1.0% of the aggregate amount of all Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, outstanding as of the end of the most recent calendar year.

Lehman Brothers Holdings Inc. also has the discretionary right to limit to $125,000 the aggregate principal amount of Medium-Term Notes, Series I, that include a Survivor’s Option, without regard to series or tranches, as to which exercises of the Survivor’s Option will be accepted by Lehman Brothers Holdings Inc. from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Lehman Brothers Holdings Inc. will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received by the trustee, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. Each tendered note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice to the registered holder that states the reason that note has not been accepted for repayment.

Because the notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the notes, will be the only entity that receives notices from the trustee and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment of a note pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•                  appropriate evidence satisfactory to the trustee that:

(1)                      the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)                      the death of the beneficial owner has occurred and the date of death, and

(3)                      the representative has authority to act on behalf of the deceased beneficial owner;

•                  if the beneficial interest in the note is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to the trustee from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•                  a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States);

•                  tax waivers and any other instruments or documents that the trustee reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•                  any additional information the trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC, to the trustee and will certify to the trustee that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

Lehman Brothers Holdings Inc. retains the right to limit the aggregate principal amount of Medium-Term Notes, Series I, that include a Survivor’s Option, as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by the trustee, in its sole discretion, which determination will be final and binding on all parties.

Forms for the exercise of the Survivor’s Option may be obtained from Citibank, N.A., 111 Wall Street, 15th Floor, New York, NY 10043, Attention: Agency and Trust Group, telephone: (800) 422-2066.